SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

FEDERATIVE

REPUBLIC OF BRAZIL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2001

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Rubens A. Barbosa

Ambassador of Brazil

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

The sole purpose of this Amendment is to file with the Commission (i) the consent of Antonio Palacci Filho, Minister of Finance of the Federative Republic of Brazil, and (ii) the legal opinions included as Exhibits I and J hereof in accordance with the Registrant’s undertaking in the Registration Statement to furnish copies of such legal opinions as may be required (including the opinion of the Procuradoria-Geral da Fazenda Nacional) in connection with any issue of securities under the Registration Statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil on the 30th day of April, 2003.

Federative Republic of Brazil

By:	/S/ SÔNIA DE ALMENDRA FREITAS PORTELLA NUNES
Sônia de Almendra Freitas Portella Nunes Attorney of the National Treasury

EXHIBIT INDEX

Exhibit No.		Page No.

A:	None

B:	None

*C:	Copy of the 2001 Annual Budget of the Republic

*D:	Current Description of the Republic

*E:	Description of Amendments to Be Made to Fiscal Agency Agreement dated as of November 1, 1996 between the Federative Republic of Brazil and JPMorgan Chase Bank, as Fiscal Agent

*F:	Form of Amendment No. 1 dated as of April 28, 2003 to the Fiscal Agency Agreement dated as of November 1, 1996 between the Federative Republic of Brazil and JPMorgan Chase Bank, as Fiscal Agent

*G:	Recent Developments in the Republic as of April 28, 2003

H:	Consent of Antonio Palocci Filho, Minister of Finance

I:	Opinion dated April 30, 2003 of Arnold & Porter relating to $1,000,000,000 aggregate principal amount of 10% Global Bonds due 2007

J:	Opinion dated April 30, 2003 of a duly authorized Attorney of the National Treasury of the Republic relating to $1,000,000,000 aggregate principal amount of 10% Global Bonds due 2007

*	Previously filed.

EXHIBIT H

FEDERATIVE REPUBLIC OF BRAZIL

MINISTRY OF FINANCE

CONSENT

I, Antonio Palacci Filho, Minister of Finance of the Federative Republic of Brazil, hereby consent to the reference to my name, in my official capacity as Minister of Finance, in connection with the information specified to have been supplied by me or stated on my authority in the Registration Statement (Registration No. 333-81140) or any amendment to the Registration Statement.

/S/ ANTONIO PALACCI FILHO
Antonio Palacci Filho Minister of Finance

EXHIBIT I

April 30, 2003

Minister of Finance

Ministry of Finance

Federative Republic of Brazil

Esplanada dos Ministérios

Bloco P

70048-900, Brasília-DF

BRAZIL

Ladies and Gentlemen:

We have acted as special United States counsel for the Federative Republic of Brazil (“Brazil”) in connection with (i) the preparation of (a) the registration statement under Schedule B, Registration No. 333-81140 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), pursuant to which Brazil has registered up to $6,000,000,000 aggregate principal amount of its debt securities and warrants to be offered and sold from time to time as set forth in supplements to the Prospectus contained in the Registration Statement and (b) the Prospectus forming a part of the Registration Statement and the Prospectus Supplement dated April 29, 2003 relating to the issuance by Brazil of its 10% Global Bonds due 2007 (the “Global Bonds”) and (ii) the transactions contemplated by the Underwriting Agreement (the “Underwriting Agreement”) dated April 29, 2003 among Brazil, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Warburg LLC. We are familiar with the form of the Fiscal Agency Agreement including the forms of Note attached thereto, each as amended by Amendment No. 1 dated as of April 28, 2003 (the “Fiscal Agency Agreement”), and the form of Underwriting Agreement previously filed as part of Brazil’s Registration Statement on Schedule B (Registration No. 333-6682) and made a part of the Registration Statement. We have also reviewed Amendment No. 2 to Brazil’s Annual Report on Form 18-K/A for the fiscal year ended December 31, 2001 (the “Amendment”) filed with the Commission under the Securities Exchange Act of 1934, as amended. The Underwriting Agreement and the Fiscal Agency Agreement, are collectively defined herein as the “Agreements”.

In rendering the opinion expressed below, we have examined such certificates of public officials, government documents and records and other certificates and instruments furnished to us, and have made such other investigations, as we have deemed necessary in connection with the opinion set forth herein. Furthermore, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the authority of Brazil to enter into the Agreements and cause the issuance of the Global Bonds, and the conformity to authentic originals of all documents submitted to us as copies. As to any document originally prepared in any language other than English and submitted to us in translation, we have assumed the accuracy of the English translation.

Minister of Finance

April 30, 2003

This opinion is limited to the federal laws of the United States and the laws of the State of New York, and we do not express any opinion herein concerning the laws of any other jurisdiction. Insofar as the opinion set forth herein relates to matters of the laws of Brazil, we have relied upon the opinion of Sônia de Almendra Freitas Portella Nunes, Attorney of the National Treasury of the Ministry of Finance of the Federative Republic of Brazil, a copy of which is being filed as Exhibit J to the Amendment, and our opinion herein is subject to any and all exceptions and reservations set forth therein.

Based upon and subject to the foregoing and assuming the due authorization of the Global Bonds by Brazil, we are of the opinion that when the Global Bonds have been duly authorized, issued, and executed by Brazil and authenticated, delivered, and paid for as contemplated by the Agreements, the Prospectus and any amendment and supplement thereto, the Global Bonds will constitute valid and binding obligations of Brazil under the laws of the State of New York.

We hereby consent to the filing of this opinion as Exhibit I to the Amendment and to the reference to this firm under the heading “Validity of the Securities” in the Registration Statement. In giving the foregoing consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/S/    ARNOLD & PORTER

EXHIBIT J

April 30, 2003

Minister of Finance

Ministry of Finance

Federative Republic of Brazil

Esplanada dos Ministérios

Bloco P

70048-900, Brasília-DF

BRAZIL

Re:	Federative Republic of Brazil Registration Statement No. 333-81140

Ladies and Gentlemen:

I, a duly authorized Attorney of the National Treasury of the Ministry of Finance of the Federative Republic of Brazil (“Brazil”), have reviewed the above-referenced Registration Statement (the “Registration Statement”), including the Prospectus, the Prospectus Supplement dated April 29, 2003 constituting a part thereof, the form of the Fiscal Agency Agreement including the form of Note attached thereto, each as amended by Amendment No. 1 dated as of April 28, 2003 (the “Fiscal Agency Agreement”), previously filed as part of Brazil’s Registration Statement on Schedule B (Registration No. 333-81140) and made a part of the Registration Statement, and the Underwriting Agreement dated April 29, 2003 (the “Underwriting Agreement”) among Brazil, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Warburg LLC (together, the “Underwriters”), pursuant to which Brazil proposes to issue its 10% Global Bonds due 2007 (the “Global Bonds”).

The issuance of the Global Bonds has been authorized pursuant to Resolution No. 57 dated November 10, 1995 of the Federal Senate of Brazil, as amended by Resolution No. 51 dated June 10, 1997 of the Federal Senate of Brazil, Resolution No. 23 dated June 29, 1999 of the Federal Senate of Brazil and Resolution No. 74 dated December 19, 2000 of the Federal Senate of Brazil.

It is my opinion that the Global Bonds have been duly authorized, and when executed and delivered by Brazil and authenticated pursuant to the Fiscal Agency Agreement and delivered pursuant to the Underwriting Agreement, the Prospectus (including, without limitation, the Prospectus Supplement) and any amendment or supplement thereto, the Global Bonds will constitute valid and legally binding direct and unconditional obligations of Brazil under the present laws of Brazil.

Minister of Finance

April 30, 2003

I hereby consent to the filing of this opinion as Exhibit J to Amendment No. 2 to the Annual Report of Brazil on Form 18-K/A for the fiscal year ended December 31, 2001. In giving the foregoing consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/S/ DANIEL RODRIGUES ALVES
Daniel Rodrigues Alves Deputy Attorney General of the National Treasury of Brazil

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